March 18, 2011
Mr. Daniel L. Gordon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Towers Watson & Co.
Form 10-K for the Fiscal Year Ended June 30, 2010
Form 10-Q for the Periods Ended September 30 and December 31, 2010
File No. 1-34594
Dear Mr. Gordon:
     In response to your letter dated February 24, 2011, Towers Watson & Co. (the “Company,” “Towers Watson,” we or our) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter.
     SEC Comment 1:
     1. Please explain pro forma adjustment K to the unaudited supplemental pro forma combined statements of operations for the fiscal years ended June 30, 2010 and 2009.
     Company Response:
     On January 1, 2010, Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) effected a merger of the two companies (the “Merger”). The former registrant, Watson Wyatt, was deemed the accounting acquirer in the Merger. Prior to the Merger, Towers Perrin’s consolidated balance sheet included a deferred software revenue balance reflecting cash received for obligations already performed, where the software revenue was recognized on a straight-line basis over the life of the contract. Upon the Merger, Towers Watson was required by ASC 805-20-30-1 to reduce Towers Perrin’s deferred software revenue balance on the opening balance sheet to fair value, and as a result, the corresponding software revenue is not recognized for post-Merger periods.
     Pro forma adjustment K to the unaudited supplemental pro forma combined statements of operations for the fiscal years ended June 30, 2010 and 2009 reflects a reduction to the software revenue recognized in the pre-Merger historical financial statements of Towers Perrin described above. This pro forma adjustment is required by S-X: 11-02(b)(8)-2 which states that for a business combination, pro forma adjustments for the income statement shall include amortization, depreciation and other adjustments based on the allocated purchase price of net assets acquired.

We will revise our disclosure in future periodic reports, to the extent we are required to provide pro forma disclosure in such reports, to reflect the above explanation, as follows:
K) Reflects the reduction to Towers Perrin’s software revenue attributable to performance obligations completed prior to the Merger. This reduction is required to reflect the acquired deferred software revenue at fair value as of the date of the Merger.
     SEC Comment 2:
     2. Please tell us how you determined that you were not required to separately disclose on the face of the balance sheet cash you held as an agent for various reinsurance carriers related to amounts payable to reinsurance carriers or clients and cash of PCIC available for payment of professional liability claims reserves.
     Company Response:
     With respect to cash in our reinsurance brokerage operations, the cash that we receive from our clients and the reinsurer is placed in a bank account under our control and is available for the current operations of our reinsurance brokerage business. These activities consist of payment of reinsurance premiums, refund of overpayments and reinsurer payment on claims. In addition, we direct the investment of this cash and retain the interest income. According to regulations governing our reinsurance business, we are unable to use the cash in a way that deviates from the activities described. As a result of an assessment of our cash and cash equivalents policy and disclosure, we determined that the restrictions as to the use or withdrawal of cash are required to be made under separate disclosure in accordance with Regulation S-X 210.5-02, paragraph 1. We also determined that this cash is available for current operations of our reinsurance brokerage business and therefore meets the definition of current assets under ASC 210-10-45-1. As a result, we included reinsurance brokerage cash as cash and cash equivalents on our balance sheet as of June 30, 2010 and included a discussion of the nature and purpose of our reinsurance brokerage cash balance in our cash and cash equivalents significant accounting policy. We propose to clarify the restriction as to use and withdrawal in the summary of significant accounting policies. A current liability for the amount of reinsurance brokerage cash, which totaled $164.5 million, $169.6 million, and $130.4 million as of June 30, 2010, September 30, 2010 and December 31, 2010, respectively, was also presented on our balance sheet.
     Our reinsurance brokerage business was obtained from the Merger with Towers Perrin on January 1, 2010. As we have integrated with Towers Perrin’s business, and become familiar with the restrictions that apply to the reinsurance industry, we have provided additional annual and quarterly disclosures relating to the restriction on the use of reinsurance cash in our liquidity and capital resources section of our filings and in our earnings calls.
     In future filings, to assist users of our financial statements, we plan to go further, and as of our March 31, 2011 quarterly filing present the cash received from clients and reinsurers pursuant to our reinsurance brokerage business for all periods presented as restricted cash separate from our cash and cash equivalents. As a result, the statement of cash flows would include a reduction in cash in total and from investing activities for the amount of reinsurance cash received from the acquisition and a reduction in cash from operating activities for the change in restricted cash from period to period. The reduction in cash from operating activities would be offset by the increase in cash from operating activities as a result of the increase in reinsurance payable as the cash we receive is immediately restricted for the activities described. We have assessed this change in presentation in accordance with historical filings and have concluded that it is not quantitatively or qualitatively material to investors for the following reasons, among others:
•	Based on our experience of preparing investor presentations and discussions with analysts, our primary measures of performance from an investor and user of our financial statements perspective are in our statement of operations and include measures such as revenue growth, net income and earnings per share. This Statement and these measures are not affected by the change in presentation.

•	Our EBITDA and adjusted EBITDA disclosures that investors use to measure our performance are also not affected by the change.

•	After the proposed change, the unrestricted cash balance of $435.9 million, $381.5 million and $490.5 million as of June 30, 2010, September 30, 2010 and December 31, 2010, respectively, is sufficient to fund the operations of our business.

•	The change does not affect our total current assets, working capital or current ratio and it does not affect our debt covenants.

•	In addition, there are no qualitative measures under ASC 250-10-S99-1 guidance which are affected by this change.

•	No new information is introduced by the change, our balance sheet included the reinsurance liability as a current liability, the notes to the financial statements disclosed the restriction and our management’s discussion and analysis included the amount of reinsurance cash available for current operations of our reinsurance brokerage business.
     With respect to the cash of PCIC, PCIC is a captive insurance company that was owned in part by both Watson Wyatt and Towers Perrin prior to the Merger. PCIC became a consolidated entity of Towers Watson as a result of the Merger. We determined that the unrestricted classification of our consolidated cash, including PCIC, is appropriate as PCIC’s cash is available to fund the current operations of PCIC. There are no restrictions as to use or withdrawal of the cash held by and used in PCIC’s business.
     In future filings, we will revise our cash and cash equivalents significant accounting policy in Note 1 as follows (additions are underlined):
Cash and Cash Equivalents — We consider ~~primarily~~ all instruments that are readily convertible to known amounts of cash, and so near their maturity that they to present insignificant risk of changes in value because of changes in interest rates ~~risk to changes in value~~ to be cash equivalents. ~~Included in cash are amounts payable to reinsurance~~

~~carriers or clients, net of our earned commissions. As agents for various reinsurance carriers, we hold these funds and are permitted to invest this cash pending remittance to carriers or clients.~~
Restricted Cash — Our restricted cash balance includes $X million of cash received from our clients and reinsurers in connection with our reinsurance brokerage business. This cash is under our control but restricted to current operation of this business, consisting of the payment of reinsurance premiums, refund of overpayments and reinsurer payments on claims. In addition, we direct the investment of this cash and retain the interest income. According to regulations governing our reinsurance business, we are unable to use the cash in a way that deviates from these activities. The change in restricted cash from period to period is included in the cash flows from operating activities on our statement of cash flows.
Change to Presentation of our Balance Sheet and Cash flows — We have changed the presentation of our cash received from our clients and reinsurers in connection with our reinsurance brokerage business to restricted cash from cash and cash equivalents on our consolidated balance sheet as of June 30, 2010. As a result of the balance sheet change, we decreased cash flows from investing activities and total ending cash and cash equivalents on the statement of cash flows for the fiscal year ended June 30, 2010 related to the amount of reinsurance cash received from Towers Perrin in the acquisition. In addition, the change in restricted cash from the Merger date to June 30, 2010 is included as an increase in restricted cash in the cash flows from operating activities which is offset by an increase in reinsurance payables.
     SEC Comment 3:
     3. In future filings, please provide a reconciliation of the incurred but not reported claims liability from the beginning to the ending balance for the periods presented with separate quantification of the amounts incurred and paid in each period, or tell us how you determined you were not required to provide such disclosure.
     Company Response:
     In future filings, we will explain the fluctuation between the reported liability balances of $222.3 million and $36.6 million as of June 30, 2010 and 2009, respectively. This fluctuation primarily related to the Merger — our IBNR liability balance of $222.3 million as of June 30, 2010 represents the consolidated balance for Towers Watson, which includes the IBNR for the Towers Perrin, Watson Wyatt and PCIC portions of the business, whereas the IBNR liability balance of $36.6 million as of June 30, 2009 only includes the IBNR for Watson Wyatt, the historical registrant.
     The post-Merger consolidated IBNR balance represents an actuarially calculated liability at a point in time for claims that have not yet been reported, and as such, does not have various elements that could be incorporated into a reconciliation, other than the actual change in the balance due to changes in actuarial assumptions or development of claims used as a basis for estimates. Because the calculation of the estimated liability takes into account long-term trends and averages, it does not experience significant changes from period to period. In fact, this liability only changed by approximately $1 million over 12 months when comparing the balance of $226.2 million at December 31, 2010 to a pro forma balance of $225.2 million at December 31, 2009.
     In future filings, we will revise our Incurred But Not Reported (IBNR) Claims disclosure in Note 1 as follows to explain any material fluctuations, if any, in the balances from the periods presented. The following proposed revised text uses the disclosure in our June 30, 2010 Form 10-K as a reference (additions are underlined):
     Incurred But Not Reported (IBNR) Claims — We accrue for IBNR professional liability claims that are probable and estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record a liability for IBNR professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions. Our estimated IBNR liability does not include actuarial projections for the effect of claims data for large cases due to the insufficiency of actuarial experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time. This liability was $222.3 million and $36.6 million as of June 30, 2010 and 2009, respectively. The increase is primarily due to the consolidation of Towers Perrin’s and PCIC’s IBNR liability as a result of the Merger. The estimated IBNR liability as of June 30, 2009 was only that of Watson Wyatt, the historical registrant.
     SEC Comment 4:
     4. We note your disclosure related to the ExxonMobil Superannuation Plan litigation and the former Towers Perrin shareholder litigation. For loss contingencies that you have not accrued for because any of the conditions in ASC 450-20-25-2 were not met, or where an exposure to loss exists in excess of the amount accrued, please revise in future filings to disclose an estimate of the reasonably possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4. Please provide us with your proposed disclosure.
     Company Response:
     The Company will provide the required revisions in future filings in accordance with the referenced accounting guidance.

     With respect to the ExxonMobil litigation, as of June 30, 2010, the Company could not estimate the reasonably possible loss or range of loss, if any, in excess of our accrual related to our estimated ultimate resolution of the matter including legal fees due to the number of third-party defendants and cross-claims relating to different aspects of the underlying claims and covering different periods of service to ExxonMobil. Due to developments on the matter since our most recent quarterly filing for the three months ended December 31, 2010, the Company estimates that there is no exposure of loss in excess of our accrual, including legal fees, related to the matter. Such accrual is immaterial to the Company’s statement of position and operations.
     If there are no further material developments before the Company files its next periodic report, the Company would expect to disclose that the Company estimates that there is no exposure of loss in excess of our accrual, including legal fees, related to the matter. If there are further material developments before such time, the Company will monitor developments in the matter and analyze those events in accordance with the referenced accounting guidance to determine the most appropriate disclosure.
     With respect to the former Towers Perrin shareholder litigation as of June 30, 2010 and as of our recent quarterly filing December 31, 2010, the Company is not able to conclude that an adverse outcome in this matter is probable, nor is it able to reach an estimate as to the reasonably possible loss or range of loss, if any, in particular because the parties are in the early stages of discovery.
     If there are no further material developments before the Company files its next periodic report, the Company would expect to disclose that because the parties are in the early stages of discovery, the Company is unable to estimate a reasonably possible loss or range of loss. If there are further material developments before such time, the Company will monitor developments in the matter and analyze those events in accordance with the referenced accounting guidance to determine the most appropriate disclosure, including whether an estimate can be made as to a reasonably possible loss or range of loss.
     SEC Comment 5:
     5. In future filings, please disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to ASC 718-10-50-2(i). Please provide us with your proposed disclosure.
     Company Response:

     In future filings we will disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized in accordance with ASC 718-10-50-2(i).
     Our proposed disclosure in our stock-based compensation footnote (using the disclosure in our June 30, 2010 Form 10-K as a reference) is as follows (additions are underlined):
The table below presents restricted stock units activity and weighted average fair values for fiscal year 2010:

		Weighted
	Number of	Average
	Shares	Fair Value
	(In thousands,
	except per share amounts)
Nonvested at June 30, 2009	—	$—
Granted	42	48.90
Vested	(18)	48.80
Forfeited (1)	—	—

Nonvested and expected to vest as of June 30, 2010	24	$48.98

(1)	Forfeited shares represent performance shares that are not estimated to vest for the year ended June 30, 2010.
As of June 30, 2010, $1.2 million of total stock-based compensation related to the nonvested awards above has not yet been recognized. We expect that this expense will be recognized in our consolidated statement of operations over the next 2.5 weighted-average years.

     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me or my colleagues, Peter Childs or Neil Falis, at (703) 258-8000, with any questions or comments.

Very truly yours,
/s/ Roger F. Millay
Roger F. Millay
Chief Financial Officer

cc.	John J. Haley Peter L. Childs Neil D. Falis Jonathan Wiggins, Securities and Exchange Commission